Exhibit 21.1

SUBSIDIARIES OF ASCENDANT SOLUTIONS, INC.

State of Organization	Company Name
Texas	CRESA Capital Markets Group, L.P.
Texas	Ascendant CRESA LLC
Texas	ASE Investments Corporation
Texas	VTE, L.P.
Texas	Ascendant VTE, LLC
Texas	Dougherty’s Holdings, Inc.
Delaware	Orange County Acquisition Corp.
Texas	Dougherty’s Pharmacy, Inc.
Texas	Park Infusion Services, L.P.
Texas	Park-Medicine Man, L.P.